Exhibit 12.1

PRUDENTIAL FINANCIAL, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended September 30, 2008	Three months ended September 30, 2008	Year Ended December 31,
			2007	2006	2005	2004	2003
	($ in millions)
Earnings:
Income (loss) from continuing operations before income taxes, extraordinary gain on acquisition and cumulative effect of accounting change	$396	$(393)	$5,086	$4,716	$4,488	$3,338	$1,948
Less:
Undistributed income (loss) of investees accounted for under the equity method	(230)	(212)	109	70	281	116	94
Interest capitalized	4	1	6	—	—	—	—

Adjusted earnings	622	(182)	4,971	4,646	4,207	3,222	1,854

Add fixed charges:
Interest credited to policyholders’ account balances	1,878	496	3,222	2,917	2,699	2,359	1,857
Gross interest expense(1)	999	333	1,435	1,161	775	492	403
Interest component of rental expense	47	16	60	58	64	66	103

Total fixed charges	2,924	845	4,717	4,136	3,538	2,917	2,363

Total earnings plus fixed charges	$3,546	$663	$9,688	$8,782	$7,745	$6,139	$4,217

Ratio of earnings to fixed charges(2)	1.21	—	2.05	2.12	2.19	2.10	1.78

(1)	Interest expense on short-term and long-term debt. Includes interest expense of securities businesses reported in “Net investment income” in the Consolidated Statements of Operations, capitalized interest and amortization of debt discounts and premiums. Interest expense does not include interest on liabilities recorded under Financial Accounting Standards Board (“FASB”) Interpretation No. 48 “Accounting for Uncertainty in Income Taxes,” an Interpretation of FASB Statement No. 109. The Company’s policy is to classify such interest in income tax provision in the consolidated statements of operations.
(2)	Due to the Company’s loss for the three months ended September 30, 2008, the ratio coverage was less than 1:1 and is therefore not presented. Additional earnings of $182 million would have been required for the three months ended September 30, 2008 to achieve a ratio of 1:1.